Navios Maritime Holdings Inc. Announces Pricing of
$400 Million 8 7/8% First Priority Ship Mortgage Notes Due 2017
PIRAEUS, GREECE — October 22, 2009 — Navios Maritime Holdings Inc. (‘‘Navios Holdings”) (NYSE: NM) announced today that it and Navios Maritime Finance (US) Inc., its wholly-owned finance subsidiary (“NMF” and, together with Navios Holdings, “Navios”) priced $400 million of 8 7/8% first priority ship mortgage notes due 2017 (the ‘‘Notes’’). The Notes were offered and sold in the United States only to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the ‘‘Securities Act’’), and in offshore transactions to non-United States persons in reliance on Regulation S under the Securities Act.
The Notes to be issued by Navios are expected to be guaranteed by all of the subsidiaries that provide a guarantee of Navios Holdings’ existing 9 1/2% senior notes due 2014. The Notes will be secured by first priority ship mortgages on 15 drybulk vessels aggregating approximately 1.1 million deadweight tons owned by certain subsidiary guarantors.
The sale of the Notes is expected to be consummated on November 2, 2009, subject to customary closing conditions.
The net proceeds of the offering are intended to be used to repay borrowings under certain of Navios Holdings’ existing credit facilities, as well as to provide additional financing to complete the purchase of two new vessels expected to be delivered in late 2009 and early 2010 (which will then become part of the collateral securing the Notes).
The Notes and related guarantees have not been registered under the Securities Act or the securities laws of any other jurisdiction and may not be offered or sold in the United States or to or for the benefit of U.S. persons unless so registered except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable securities laws in other jurisdictions. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the Notes and the related guarantees, nor shall there by any sale of the Notes and the related guarantees in any jurisdiction in which such offer, solicitation or sale is unlawful. Any offer of the Notes and related guarantees will be made only by means of a private offering memorandum. This press release is being issued pursuant to and in accordance with Rule 135c under the Securities Act.
About Navios Maritime Holdings Inc.
Navios Maritime Holdings Inc. is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities including iron ore, coal and grain. For more information please visit our website: www.navios.com.
Forward Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Holdings’ growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenues and time charters. Although Navios Holdings believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Holdings. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for drybulk vessels, competitive factors in the market in which Navios Holdings operates; risks associated with operations outside the United States; and other factors listed from time to time in Navios Holdings’ filings with the Securities and Exchange Commission. Navios expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Holdings’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
Public & Investor Relations Contact:
Navios Maritime Holdings Inc.
Investor Relations
+1.212.279.8820
investors@navios.com
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